UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

GENIE ENERGY LTD.
(Name of Subject Company (Issuer))

GENIE ENERGY LTD.
(Name of Filing Person (Offeror))

Class B Common Stock, par value $0.01 per share
 (Titles of Classes of Securities)

372284208
 (CUSIP Numbers of Classes of Securities)

CLAUDE PUPKIN CHIEF EXECUTIVE OFFICER GENIE ENERGY LTD. 550 BROAD STREET NEWARK, NEW JERSEY 07102 (973) 438-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

DOV T. SCHWELL, ESQ. SCHWELL WIMPFHEIMER & ASSOCIATES LLP 1430 BROADWAY, SUITE 1615 NEW YORK, NEW YORK 10018 (646) 328-0795

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$50,446,587	$6,880.91

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 7,145,409 shares of Genie Energy Ltd. (“Genie”) Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for 7,145,409 shares of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”). The amount is estimated based upon the product of (a) $7.06, which is the average of the high and the low price per share of the Preferred Stock on November 21, 2012, the last reported trade before the date of this Offer to Exchange as reported by the NYSE, and (b) 7,145,409, representing the number of shares offered to be exchanged.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 1 for Fiscal Year 2013, issued August 1, 2012, equals $136.40 per million dollars of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $6,880.91
Filing party: Genie Energy Ltd.
Form or registration No.: Schedule TO
Date filed: November 26, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed on November 26, 2012 (as amended from time to time, this “Schedule TO”), as amended by Amendment No.1 to the Schedule TO filed on January 16, 2013, Amendment  No. 2 to the Schedule TO filed on February 7, 2013 and Amendment No. 3 to the Schedule TO filed on February 21, 2013, which relates to the offer by Genie Energy Ltd., a Delaware corporation (together with its subsidiaries, “Genie” or the “Issuer”), to exchange (the “Exchange Offer”) one share of its currently outstanding Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for one share of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”), up to 7,145,409 shares in the aggregate.

On March 6, 2013, Genie issued a press release announcing the preliminary results of the Exchange Offer, which expired at 5:00 p.m., New York City time, on March 5, 2013. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

The information set forth in the Offer to Exchange, including all annexes thereto, is hereby incorporated by reference in response to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 12. EXHIBITS.

The information incorporated by reference into Item 12(a) of the Schedule TO is hereby amended and supplemented as follows:

1. The following is hereby inserted after Exhibit (a)(5)(D):

“(a)(5)(E) Press Release of Genie Energy Ltd., dated March 6, 2013.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIE ENERGY LTD.
By:	/s/ Claude Pupkin
Name:	Claude Pupkin
Title:	Chief Executive Officer

Date: March 6, 2013

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(E)	Press Release of Genie Energy Ltd., dated March 6, 2013.